May 31, 2013

Via EDGAR
Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561

RE:    Triumph Group, Inc.
Form 10-K for the Year Ended March 31, 2012
Filed on May 29, 2012
Definitive Proxy Statement on Schedule 14A
Filed on June 19, 2012
File Number: 001-12235

Dear Mr. Shenk:
This letter provides additional responses to certain of the comments on the Definitive Proxy Statement on Schedule 14A filed on June 19, 2012, as set forth in your letter dated February 14, 2013 to M. David Kornblatt, Executive Vice President and Chief Financial Officer of Triumph Group, Inc. (the “Company”). For your convenience, we have restated each of the applicable Staff comments and provided the Company's additional response below each such comment.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 22
Compensation Discussion and Analysis, page 22
Base Salaries, page 23
13.     Your disclosure in this section, the Annual Cash Bonus Compensation section on page 23 and the Long-Term Equity Compensation section on page 25 indicates that you use competitive market data from certain companies in your “industry group” to make compensation decisions related to your executive officers' compensation. In this regard, we note that your target for base salaries is to be at approximately the median of your industry group and your target for annual cash bonus compensation is to be at approximately the 75th percentile of your industry group. We also note your disclosure that your executive officers' base salaries were benchmarked in 2012. Additionally, we note that your compensation and management development committee uses competitive market data in setting the size of stock option and restricted stock awards. Lastly, please refer to comment 17 in our letter dated February 9, 2009. Please amend your Form 10-K for the fiscal year ended March 31, 2012 to list the

Mr. Lyn Shenk
May 31, 2013

companies to which you benchmark and disclose the degree to which you considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
RESPONSE:
Attached as Exhibit A to this response are the pertinent draft sections of the Company's Compensation Discussion and Analysis (CD&A) discussing fiscal 2013 compensation paid to our named executive officers. We have not included the paragraphs in the relevant sections that provide the specific fiscal 2013 compensation paid to our named executive officers. We are providing these draft sections as marked against the similar paragraphs in our 2012 Definitive Proxy Statement to provide for an easier comparison to our disclosure for the prior fiscal year.
14.    Please also amend your Form 10-K for the fiscal year ended March 31, 2012 to discuss in greater detail how you used competitive market data and how that competitive market data affected your compensation decisions. Additionally, where you target elements of compensation to a range within the competitive market data, such as the median for base salaries and the 75th percentile for annual cash bonus compensation, identify the element of compensation, the range and explain more specifically where your compensation fell within that range. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
RESPONSE:
Please see our response to Comment 13 above.

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions regarding the foregoing to the undersigned at (610) 251-1005.

Sincerely,
/s/ John B Wright, II________________
John B Wright, II
Vice President and General Counsel

cc:    Donald Field
Lauren Nguyen

EXHIBIT A

TRIUMPH GROUP, INC.
SELECTED SECTIONS OF
FISCAL 2013 CD&A (DRAFT)

Executive Compensation Overview
Our executive compensation programs are intended to achieve several business objectives:

•	to help us recruit and retain executives with the talent required to successfully manage our business

•	to motivate our executives to achieve our business objectives

•	to instill in our executives a long-term commitment to Triumph's success by providing elements of compensation that align the executives' interests with those of our stockholders

•	to provide compensation that recognizes individual contributions as well as overall business results

•	to avoid or minimize the risks of incentivizing management behavior that is inconsistent with the interests of our stockholders
Our compensation strategy is to place the major portion of total executive compensation at risk in the form of annual incentives and long-term, stock- based compensation programs. The components of our current executive compensation program are:

•	annual salary

•	annual cash bonus compensation

•	long-term equity incentive compensation

•	pension benefits and deferral of compensation

•	perquisites

•	benefits generally available to all Triumph corporate employees
Each of these components is ~~discussed~~described separately below. While the elements of compensation described below are considered separately, the compensation and management development committee (the Compensation Committee) takes into account the full compensation package we provide each executive officer, including matching contributions under our 401(k) plan, insurance and other benefits generally available to all Triumph employees, as well as the ~~programs~~program components described below, in making compensation decisions for all executive officers, including the named executive officers.
In structuring each element of compensation and the executive compensation package as a whole, the Compensation Committee strives to create incentives for management to act in accordance with the interests of our stockholders. The Compensation Committee also considers the risk that executive compensation may inadvertently provide incentives for management to make decisions that are not in the interests of the stockholders. In addition, in ~~examining proposed payments to be approved under the compensation programs, the compensation and management development committee~~determining actual payouts approved based on the achievement of the pre-established performance metrics, the Compensation Committee assesses whether the proposed payments achieved the desired objectives or demonstrated the influence of inappropriate compensation incentives. Where appropriate, the Compensation Committee has sought the advice of compensation consultants to assist in the development of appropriate incentives while minimizing the risk of creating or encouraging incentives that are inconsistent with the interests of stockholders.
For the fiscal year ended March 31, 2013 (fiscal 2013), management and the Compensation Committee had identified the need to harmonize and integrate the compensation programs of Triumph and Vought Aircraft Industries, Inc. (Vought) (a company acquired by Triumph in fiscal 2011) for all exempt employees, including the named executive officers. To assist the Company in achieving this objective, management, with the authorization of the Compensation Committee, retained Towers Watson to compile a compensation survey to assist in the compensation harmonization activities. Towers Watson primarily used two databases available to it to provide management with information about compensation for each exempt employee position: the 2011 TWDS Top Management U.S. without LTI and the 2011 Mercer DB Complete. The survey information used for each position changed (i.e., including or omitting industry or revenue comparable companies) depending on the information available for persons holding that position. For example, information compiled for the CEO position aggregated compensation data from 20 companies in the Towers Watson database and 40 companies from the Mercer database, while for the CFO position, the aggregated data came from 18 companies in the Towers Watson database and 87 companies in the Mercer database. Towers Watson did not specifically identify the companies whose information was used in either database with respect to any position, and the Company did not request such information.
In addition, consistent with the practice in prior years, for fiscal 2013 management compiled data from an executive compensation survey database subscribed to by Triumph as compiled and published by ERI Economic Research Institute, Inc. (ERI). Management extracted from the ERI survey data information regarding aggregate base salary, annual bonus, equity and total direct compensation information for designated officer positions (chief executive officer, chief financial officer, chief operating officer and other senior vice president roles) for companies of similar revenue size ($2 billion to $4 billion) as compared to Triumph), and/or companies with a primary SIC code within the same industry group as the company. Towers Watson was asked to compare the ERI aggregated data to the Towers Watson survey data.
The Towers Watson survey data was used by management in April 2012 primarily to develop compensation bands for exempt employee positions . Neither the Towers Watson survey nor the ERI aggregated data was specifically provided to the Compensation Committee for the meetings that occurred in April 2012 when base salaries and bonus and incentive compensation opportunities for fiscal 2013 were approved by the Compensation Committee. Rather, the Compensation Committee considered the recommendations of Mr. Ill, who was our CEO at that time, with respect to adjustments in the fiscal 2013 salaries of our named executive officers other than himself, based in part on the aggregated survey data, as well as the compensation factors described more fully below. The aggregated survey data were circulated to the Compensation Committee shortly after the April 2012 meeting, and reviewed as a double check of the fiscal 2013 compensation opportunities that had been established for the named executive officers. As described below, Mr. Ill's compensation was treated differently in view of the succession plan confirmed at the April 2012 meeting that he be succeeded as CEO by Jeffry D. Frisby at the time of the annual meeting of stockholders held in July 2012.
Once actual fiscal 2013 compensation was fully determined at the April 2013 Compensation Committee meeting, a comparison to the aggregated survey data shows that, in general, the Triumph named executive officers received base salary compensation that approached the median of the survey data, while total direct compensation, based on the achievement of Company-based performance metrics, has the capacity to reward executive officers, through bonus and incentive compensation opportunities at a higher level only if target incentive goals are exceeded. Each element of such fiscal 2013 compensation for the named executive officers is described in more detail below.
Base Salaries
We initially set base ~~salaries~~salary for ~~an~~a named executive officer by evaluating the responsibilities of the position and the experience of the individual. In doing so, we consider the competitive marketplace for executive talent, including a comparison ~~to~~of aggregated base ~~salaries~~salary ERI survey data for comparable positions ~~at companies of similar size in the aviation and general manufacturing industries~~. We determine annual salary adjustments by evaluating the performance of Triumph and of each named executive officer, taking into account changes in responsibilities.
~~In establishing the base salary granted to Mr. Ill for the fiscal year ended March 31, 2012, the compensation and management development committee took into account a number of subjective and objective considerations, including the following:~~During fiscal 2013, Richard C. Ill served as our Chief Executive Officer from April 1, 2012 until July 19, 2012, when he assumed the role of Chairman. On July 19, 2012 Jeffry D. Frisby was appointed as our CEO. He had been President and Chief Operating Officer of Triumph since 2009. In April 2012, in light of Mr. Ill's pending appointment as Chairman, Mr. Ill's base salary for fiscal 2013 was not changed, and Mr. Frisby's base salary was established taking into account the expectation that we would assume the CEO role during fiscal 2013. The factors considered in setting such base salaries included:

•	the extent of our success in meeting our financial objectives for ~~the previous~~ fiscal ~~year~~2012;

•	how our financial performance compared with that of similar companies engaged in providing products and services to the aviation industry;

•	current economic conditions in the aviation industry generally;

•	the performance of the common stock and management's ability to enhance stockholder value generally;

•	Mr. Ill's and Mr. Frisby's individual performance; and

•	~~as appropriate, a comparison of base salaries of Chief Executive Officers of our industry group~~aggregated CEO base salary data from the Towers Watson survey and the ERI data.

Annual Cash Bonus Compensation
We provide significant incentive opportunities for our named executive officers. ~~Our target for executive salaries is to be at approximately the median for our industry group, while our target for cash bonus compensation is to be nearer the 75th percentile for our industry group. The purpose of seeking this balance is~~The incentive opportunities are established at levels to provide ~~an incentive to~~ our executives ~~by providing~~with the potential for ~~above average compensation but~~significant bonus opportunity only if our performance objectives are met at target levels or exceeded. Nevertheless, significant variations are possible depending upon the performance of Triumph and the executive's individual performance. ~~We do not formally benchmark the salaries of our executive officers every year, however, but only as the compensation and management development committee may request. The salaries of our executive officers were last formally benchmarked in 2012.~~

Our annual cash bonus plan for executive officers is tied to the annual business plan. The business plan for a given fiscal year is developed at the business unit, group and corporate levels in a formal process taking place over several months beginning generally in the third fiscal quarter of the prior fiscal year. The business plan is then reviewed and approved by our Board of Directors in the first month of the fiscal year. Our business plan for the fiscal year ~~ending~~ended March 31, ~~2012~~2013 was developed beginning in the late fall of 2011 and approved by the Board of Directors in April 2012.
The ~~amount of~~ annual cash bonus ~~compensation~~payouts awarded to our named executive officers ~~is~~are tied to ~~the~~such business plan by initially measuring actual company performance against the target for earnings per share set in the business plan. While no financial performance measure or measures can perfectly reflect company performance, we believe earnings per share is a fair measure of performance that also focuses our executives on the measure of perhaps greatest significance to our stockholders, thus aligning our executives' interests with those of our stockholders. Where appropriate, individual non-financial performance measures are also considered in determining annual cash bonus compensation.
For ~~the~~Mr. Frisby, our Chief Executive Officer ~~and the~~after July19, 2012, and Mr. Kornblatt, our Chief Financial Officer, the target amount of their annual cash ~~incentive awards is~~bonus compensation for fiscal 2013 was equal to 80% and ~~60~~70%, respectively, of their annual base salaries, and the maximum amount of their annual cash ~~incentive awards~~bonus compensation (subject to discretionary increases by the committee) ~~is~~was equal to 160% and ~~120~~140%, respectively, of their annual base salaries. Our other named executive officers have annual cash bonus award targets that are set by the Chief Executive Officer, with the approval of the Compensation Committee, according to the executive ~~officer~~'s job function and level within Triumph. These target and maximum bonus amounts are ~~set and, from time to time, adjusted~~established based upon a consideration of each executive's compensation level to provide a balance between fixed compensation and compensation at risk that is appropriate, in our judgment ~~in each case~~, taking into consideration the significance of the position and the executive's record of performance against company objectives. For example, an executive with an established record of successful performance is likely to receive an increase in target and maximum annual cash bonus opportunities rather than a significant ~~increases~~increase in base salary. No ~~payment~~one executive officer can receive a payout under the annual cash bonus compensation plan ~~to any one executive officer~~ in any fiscal year ~~may exceed~~in excess of $3.0 million.
The Compensation Committee determines the amount of the annual cash bonus award of the Chief Executive Officer. The Chief Executive Officer determines the amount of the annual cash bonus award to each other named executive ~~officer and the other members of management~~officers, subject to the review and approval of the Compensation Committee. For fiscal 2013, Mr. Ill, in the role of CEO, made recommendations to the Compensation Committee for fiscal 2013 bonus opportunities for the other named executive officers in April 2012, and Mr. Frisby, in the role of CEO, provided the Compensation Committee with recommendations for actual fiscal 2013 bonus payouts for the other named executive officers in April 2013.
Long-Term Equity Compensation
We award stock options and restricted stock to executive officers and other management employees to align management's interest with that of ~~its~~ stockholders. Under Triumph's 2004 Stock Incentive Plan, the Compensation Committee can grant stock options and restricted stock awards to our executive officers as well as to other employees. The Compensation Committee sets guidelines for the size of stock option awards and restricted stock awards based on factors~~, including competitive~~

~~compensation data, similar to those used to determine base salaries and annual cash incentive compensation. The compensation and management development committee~~ such as the amount of potential compensation opportunity that it wants to award upon achievement of specific performance criteria and other factors as described above. The Compensation Committee determines the size of any grant made to the Chief Executive Officer. The Compensation Committee also approves the amounts of the grants made to the other named executive officers ~~and other members of management,~~ based upon the recommendation of the Chief Executive Officer. In the event of poor corporate performance~~, the compensation and management development committee~~ in the prior fiscal year, the Compensation Committee may elect not to make equity awards.
On September 28, 2010, our Board of Directors adopted the Executive Incentive Plan (the “Executive Incentive Plan”), which is designed to promote the achievement of the Company's business objectives by those senior executives (including the named executive officers ~~named in this proxy statement~~) who are most responsible for Company strategy, achievement of synergies from the acquisition of Vought ~~Acquisition~~, improvement of operations, and future acquisitions, with an enhanced focus on the longer term and using performance metrics related to the performance objectives on which they are evaluated, but different from those upon which the annual cash bonus compensation is based. Participation in the Executive Incentive Plan is limited to senior executives of the Company who are designated as eligible, and eligibility is determined by the Compensation Committee within 90 days after the beginning of each plan year. Award periods under the Executive Incentive Plan are three-year periods, which include a one-year performance period as the first year of such period. In accordance with Section 162(m) of the ~~Internal Revenue~~ Code, the Compensation Committee establishes target incentive award and performance goals under the Executive Incentive Plan. At the end of each one-year performance period, the Committee determines each participant's earned incentive award, if any, based on the attainment of the performance goals during the performance period. Earned incentive awards may be made at a target level (the established performance goals are met at the 100% level), threshold level (the established performance goals are met such that 50% of the target incentive award is earned) and overachievement level (the established performance goals are exceeded such that 200% of the target incentive award is earned). Performance between the threshold, target and overachievement performance levels will result in awards adjusted in amount so as to be in linear proportion to the difference between the achieved performance level and the established performance levels. No award will be earned under the Executive Incentive Plan ~~for an award period~~ if the threshold is not met for the first year of the performance period, and no award shall be earned that exceeds 200% of the target incentive award. The value of earned incentive awards is divided between an earned cash award, equal to 30% of the value of the earned incentive award, and an earned stock award, equal to 70% of the value of the earned incentive award. Earned stock awards consist of a stock award made under the 2004 Stock Incentive Plan, which will be subject to forfeiture and transfer restrictions through the end of the three-year ~~award~~performance period, and the earned cash award will not be paid until the end of the three-year ~~award~~performance period. Consistent with the objective of incentivizing performance over a longer term, one-third of each earned incentive award (both cash and stock components) is subject to forfeiture if the threshold performance is not maintained, on average, over the entire three-year ~~award~~performance period.